Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333-01

Southwestern Public Service Company

(a New Mexico corporation)

$250,000,000 3.15% FIRST MORTGAGE BONDS, SERIES NO. 8 DUE 2050

Issuer:	Southwestern Public Service Company (a New Mexico corporation)

Issue Format:	SEC Registered

Expected Ratings*:	A3 (Stable)/A (Stable)/A- (Stable) (Moody’s/S&P/Fitch)

Security Type:	First Mortgage Bonds

Principal Amount:	$250,000,000 (Reopening of 3.15% First Mortgage Bonds, Series No. 8 due 2050, of which $350,000,000 was previously issued on May 18, 2020, for a total principal amount outstanding of $600,000,000)

Pricing Date:	February 23, 2021

Settlement Date:	March 2, 2021 (T+5)

Maturity Date:	May 1, 2050

Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing on May 1, 2021

Reference Benchmark Treasury:	1.625% due November 15, 2050

Benchmark Treasury Price / Yield:	87-13 / 2.205%

Spread to Benchmark Treasury:	+95 bps

Yield to Maturity:	3.155%

Coupon:	3.15% (interest on the first mortgage bonds will accrue from November 1, 2020)

Price to the Public:	99.902% of principal amount, plus accrued interest from November 1, 2020 to, but excluding, March 2, 2021 (the total amount of accrued interest on March 2, 2021 will be $21.175 per $2,000 principal amount of first mortgage bonds)

Net Proceeds to Issuer:	$247,567,500 (after underwriting discount but before transaction expenses, and not including accrued interest to be paid by the purchasers of the first mortgage bonds)

Make-Whole Call:	Prior to November 1, 2049 (the par call date), T +30 bps (calculated to the par call date)

Par Call:	On or after November 1, 2049, at par

CUSIP/ISIN:	845743 BU6/ US845743BU60

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp.

Senior Co-Manager:	Mizuho Securities USA LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847 or BMO Capital Markets Corp., toll-free at 1-866-864-7760.